SECURITIES [barcode 02018481] SION

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| SEC FILE NUMBER |
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| 8-22173 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED FEB 27 2002

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ASKAR CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO APPLETREE SQUARE - SUITE 350
(No. and Street)

| BLOOMINGTON | MN | 55425-2023 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OMMUND D. SKAAR (952) 854-9463
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOYER & COMPANY
(Name — *if individual, state last, first, middle name*)

14500 BURNHAVEN DRIVE, BURNSVILLE, MINNESOTA 55306
(Address) (City) (State) (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, HUBERT BOYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASKAR CORP., as of DECEMBER 31, 19/ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

CPA

Title

Notary Public

KELLY R. LOOSE
NOTARY PUBLIC—MINNESOTA
MY COMMISSION EXPIRES
JANUARY 31, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASKAR CORP.

FINANCIAL STATEMENTS
TOGETHER WITH
AUDITOR'S REPORT

DECEMBER 31, 2001 AND 2000

FEB 27 2002

ASKAR CORP.

CONTENTS

**BOYER & COMPANY**

A Professional Association

*Certified Public Accountants*

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the balance sheets of Askar Corp. as of December 31, 2001 and 2000, and the related statements of income, stockholders' equity, cash flows and changes in subordinated liabilities for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Askar Corp. at December 31, 2001 and 2000, and the results of its operations, changes in stockholders' equity, cash flows and subordinated liabilities for the years then ended, in conformity with generally accepted accounting principles in the United States.

Boyer & Company

January 24, 2002

ASKAR CORP.

BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS

| | 2001 | 2000 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $ 69,409 | $ 32,382 |
| Savings Certificates and Marketable Securities | 259,842 | 251,571 |
| Commissions Receivable from Investment Funds | 271,433 | 311,090 |
| Other Receivables | 2,966 | 4,848 |
| Prepaid Expenses | 7,504 | 21,620 |
| Total Current Assets | 611,154 | 621,511 |
| TOTAL ASSETS | $ 611,154 | $ 621,511 |

See auditor's report and notes to financial statements.

ASKAR CORP.

BALANCE SHEETS
DECEMBER 31,2001 AND 2000

LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2001 | 2000 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accounts Payable | $ 3,461 | $ - |
| Commissions Payable | 327,472 | 412,965 |
| Retirement Plan Payable | - | - |
| Income Taxes Payable | 19,265 | - |
| Total Current Liabilities | 350,198 | 412,965 |
| STOCKHOLDERS' EQUITY | | |
| Common Stock, No Par Value, Authorized, Issued and Outstanding, 626 Shares | 6,260 | 6,260 |
| Paid in Capital | 90 | 90 |
| Retained Earnings | 260,919 | 202,196 |
| Accumulated Other Comprehensive Income (Loss) | (6,313) | - |
| Total Stockholders' Equity | 260,956 | 208,546 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 611,154 | $ 621,511 |

See auditor's report and notes to financial statements.

ASKAR CORP.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| INCOME | | |
| Commissions | $ 5,554,230 | $ 6,681,703 |
| Other | 57,984 | 79,793 |
| Total Income | 5,612,214 | 6,761,496 |
| EXPENSES | | |
| Commissions to Sales Representatives | 3,721,715 | 4,740,662 |
| Parent Company Expense Reimbursement | 1,707,226 | 1,784,986 |
| Advertising | 3,000 | 2,000 |
| Clearing Fees and Minimums | 21,011 | - |
| Licenses | 46,263 | 47,743 |
| Office Supplies and Expenses | 190 | 50 |
| Insurance | 22,871 | 3,088 |
| Membership Dues and Subscriptions | 4,405 | 2,650 |
| Miscellaneous Expenses | 7,545 | 14,395 |
| Total Expenses | 5,534,226 | 6,595,574 |
| INCOME BEFORE INCOME TAXES | 77,988 | 165,922 |
| INCOME TAX EXPENSE | 19,265 | 7,086 |
| NET INCOME | $ 58,723 | $ 158,836 |

See auditor's report and notes to financial statements.

ASKAR CORP.

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

| | Common Stock | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Number | Amount | Number | Amount |
| Balance - Beginning of Year | 626 | $ 6,260 | 626 | $ 6,260 |
| Balance - End of Year | 626 | $ 6,260 | 626 | $ 6,260 |

| | Paid in Capital | |
|---|---|---|
| | 2001 | 2000 |
| Balance - Beginning of Year | $ 90 | $ 90 |
| Balance - End of Year | $ 90 | $ 90 |

| | Retained Earnings | |
|---|---|---|
| | 2001 | 2000 |
| Balance - Beginning of Year | $202,196 | $334,977 |
| Net Income | 58,723 | 158,836 |
| Dividends Paid | - | (291,617) |
| Balance - End of Year | $260,919 | $202,196 |

| | Accumulated Other Comprehensive Income (Loss) | |
|---|---|---|
| | 2001 | 2000 |
| Balance - Beginning of Year | $ - | $ - |
| Unrealized Gain (Loss) on Securities | (6,313) | - |
| Balance - End of Year | $ (6,313) | $ - |

See auditor's report and notes to financial statements.

ASKAR CORP.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | $ 58,723 | $ 158,836 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | | |
| Depreciation | - | - |
| (Gain) on Sale of Equipment | - | - |
| (Increase) Decrease in: | | |
| Commissions Receivable | 39,657 | 70,909 |
| Savings Certificates and Marketable Securities | (14,584) | 57,572 |
| Prepaid Expenses | 14,116 | 6,914 |
| Income Tax Refunds | - | - |
| Other Receivables | 1,882 | (4,500) |
| Increase (Decrease) In: | | |
| Accounts Payable | 3,461 | (9,402) |
| Accrued Salaries | - | (33,427) |
| Commissions Payable | (85,493) | (109,588) |
| Income Taxes Payable | 19,265 | (9,082) |
| Retirement Plan payable | - | (8,087) |
| Net Cash Provided (Used) by Operating Activities | 37,027 | 120,145 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Officers Loan Receivable | - | 65,064 |
| Cash Value of Insurance | - | 28,901 |
| Sale of Equipment | - | 9,747 |
| Net Cash Provided (Used) by Investing Activities | - | 103,712 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Dividends Paid | - | (291,617) |
| Principal Repayments on Long-Term Debt | - | - |
| Net Cash Provided (Used) by Financing Activities | - | (291,617) |
| NET CHANGE IN CASH | 37,027 | (67,760) |
| CASH, Beginning of Year | 32,382 | 100,142 |
| CASH, End of Year | $ 69,409 | $ 32,382 |

See auditor's report and notes to financial statements.

ASKAR CORP.

STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES
YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| Liabilities Subordinated to Claims of General Creditor at Beginning of Year | $ - | $ - |
| Payment of Subordinated Loans | - | - |
| Liabilities Subordinated to Claims of General Creditors at End of Year | $ - | $ - |

See auditor's report and notes to financial statements.

## NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The company is a securities broker.

Depreciation - Depreciation of property and equipment is computed principally on the accelerated and declining balance methods over the following estimated useful lives.

| | |
|---|---|
| Office Equipment | 5-7 Years |
| Software | 3 Years |

Maintenance and repairs of property and equipment are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

Marketable Securities - Marketable securities are carried at estimated market value.

Advertising - The Company expenses advertising costs as they incurred.

Estimates - Management used estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number customers comprising the Company's customer base and their dispersion across different industries.

## NOTE 2 - FORMATION OF HOLDING COMPANY

In January 2000, all of the oustanding stock of Askar Corp. was transferred to Askar Holding Company and Askar Corp. became a wholly owned subsidiary of Askar Holding Company. Askar Corp. has entered into a services agreement with Askar Holding Company for providing finanical, legal and accounting matters, public relations, data processing, purchasing and sale of services. $1,707,226 and $1,784,986 was paid for such services for the years ended December 31, 2001 and 2000. During 2000 Askar Corp. paid dividends of $291,617 to Askar Holding Company.

## NOTE 3 - STATEMENTS OF CASH FLOWS

| Supplemental Disclosures of Cash Flow Information: | 2001 | 2000 |
|---|---|---|
| Cash Paid During the Year for: | | |
| Interest | $ - | $ - |
| Income Taxes | $ - | $ 25,353 |

## NOTE 4 - INFORMATION ON FINANCIAL INSTRUMENTS AND RELATED RISKS

The company sells securities and investments through representatives in many parts of the United States. Normal terms for commissions receivable are 30 days and the balances are generally low risk in relation to collectibility. No collateral is carried on the accounts receivable. The value of accounts receivable on the balance sheets is at face value, and if the accounts were to become uncollectible, the loss incurred would be the face value of the accounts.

## NOTE 5 - INCOME TAXES

The Company filed consolidated income tax returns with Askar Holding Company. Income tax savings of $57,200 for the year ended December 31, 2000 from the filing of consolidated income tax returns has been recorded as a reduction of income tax expense of Askar Corporation.

**BOYER & COMPANY**

A Professional Association

*Certified Public Accountants*

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the balance sheets of Askar Corp. for the years ended December 31, 2001 and 2000, and the related statements of income, stockholders' equity, cash flows and changes in subordinated liabilities for the years then ended and have issued our report thereon dated January 24, 2002. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Boyer & Company

January 24, 2002

ASKAR CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| STOCKHOLDERS' EQUITY at End of Year | $ 260,956 | $ 208,546 |
| ADDITIONS: | | |
| Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital | - | - |
| Total Capital and Allowable Subordinated Liabilities | 260,956 | 208,546 |
| DEDUCTIONS: | | |
| Unallowable Assets: | | |
| Securities Not Readily Marketable | 10,400 | - |
| Prepaid Expenses | 14,331 | 24,086 |
| Nonliquid Receivables, Net of Commission Payable | 5,674 | 5,261 |
| Total | 30,405 | 29,347 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | 230,551 | 179,199 |
| HAIRCUTS ON SECURITIES | 28,191 | 28,812 |
| NET CAPITAL at End of Year | $ 202,360 | $ 150,387 |

See auditor's report and notes to financial statements.

ASKAR CORP.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001 AND 2000

The company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii).

See auditor's report on supplemental information.

ASKAR CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2001 AND 2000

The company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

See auditor's report on supplemental information.

ASKAR CORP.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2001 AND 2000

The company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a) (2) and does not hold client/customer funds or securities; thus, no reconciliation is necessary.

See auditor's report on supplemental information.

RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2001
TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001

| | Balance Per Focus Report on December 31,2001 | | Adjustments Debit | | Adjustments Credit | Balance Per Audited Financial Statements At December 31, 2001 |
|---|---|---|---|---|---|---|
| Total Assets | $ 611,153 | (a) | $ 1 | | $ - | $ 611,154 |
| Less: | | | | | | |
| Total Liabilities | 330,933 | | - | (b) | 19,265 | 350,198 |
| Net Worth | 280,220 | (a) | 1 | (b) | 19,265 | 260,956 |
| Less: | | | | | | |
| Non-Allowable Assets | 30,405 | | | | - | 30,405 |
| Tentative Net Capital | 249,816 | | | (b) | 19,265 | 230,551 |
| Less: | | | | | | |
| Securities Haircuts | 28,191 | | | | | 28,191 |
| Net Capital | $ 221,625 | | | (b) | 19,265 | $ 202,360 |

(a) Rounding
(b) Accrued Income Taxes

See auditor's report and notes to financial statements.

**BOYER & COMPANY**

A Professional Association

*Certified Public Accountants*

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the financial statements of Askar Corp. for the periods ended December 31, 2001 and 2000 and have issued our report thereon dated January 24, 2002. As part of our audits, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15C3-3(e); (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirement for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements, and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the years ended December 31, 2001 and 2000, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system and any that may have existed during the period, disclosed certain weaknesses that we believe to be material. Such weaknesses, with an indication of the corrective action taken or proposed, were as follows.

One person has the primary responsibility for most of the accounting and financial duties. As a result, many of those aspects of internal control which rely upon an adequate segregation of duties are, for all practical purposes, missing in your company. We recognize that your company probably is not large enough to make the employment of additional persons for the purpose of segregating duties practical from a financial standpoint, but we are required, under professional responsibilities, to call the situation to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the first paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

We commend the management and staff of the company for their assistance and cooperation during the audits. An audit imposes additional work on all personnel and we appreciate the effort by the management and staff of Askar Corp.

As was mentioned previously, these comments are made solely in the interest of establishing sound internal control procedures and improving the operation of the company. We would be pleased to discuss these comments with you in detail and aid in the implementation if you so desire. Thank you for giving us the opportunity to serve you and we look forward to a continuing relationship with your firm.

Boyer & Company

January 24, 2002